



Karlin Linhardt · 3rd

President & CEO at Farmers Cow Calfe & Creamery

Louisville, Kentucky, United States · **Contact info**

500+ connections

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Farmers Cow Calfe & Creamery

 Northwestern University – Kellogg School of...

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Congrats to Jamie, Roger, Kristin, David, and the entire Camp + King team! So well deserved! Great people who deliver outstanding work, know the meaning of partnership, and are a pleasure to work with. All the best! #

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1,009 followers

 **Thanks Carissa, very kind of you. But, we were the ones who benefitted from your intellect, energy, and partnership.**

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Experience

President & CEO
Farmers Cow Calfe & Creamery · Full-time
Apr 2021 – Present · 2 mos

Managing Partner
Vade Mecum · Full-time
Jan 2020 – Present · 1 yr 5 mos

Brand Management, business model analysis, & media/marketing/data transformation for the restaurant/retail sectors

 **Global Chief Marketing Officer**
Papa John's International
Mar 2019 – Jan 2020 · 11 mos
Louisville, Kentucky

As the Global CMO, I was privileged to strategically direct a performance turnaround for the world's 3rd-largest pizza restaurant brand, with $4B+ in annual revenue. Steering global marketing, brand management, media, PR, corporate communications, pipeline development, and analytics, My team and I conducted a brand repositioning campaign, realigned ...see more



linhardt-karlin_
RESUME



SVP Marketing, North America
Subway
Feb 2017 – Jan 2018 · 1 yr
Milford, Connecticut

I was installed as the SVP Marketing, North America to lead a complete brand transformation and reinvent the brand for the next 20 years of global growth, just as Subway had experienced a derogatory corporate image crisis, sales declines, loss of everyday value positioning, and cannibalization from new units. ...see more



Member, Board of Directors
Perkins & Marie Callender's, LLC
2011 – Oct 2017 · 6 yrs
Greater Memphis Area

Was recruited to the Board at the request of a majority shareholder, private equity firm Wayzata Investment Partners, when Perkins filed Chapter 11, to analyze the chain's category position, performance, P&L, capabilities, and leadership. I recommended change management for CEO, CMO, and franchise relations roles, and oversaw searches to ...see more

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Education



Northwestern University - Kellogg School of Management
Advanced Executive Finance Program
2004 – 2004

Advanced Finance Program for Executives



University of Missouri-Columbia
Bachelor of Journalism
1980 – 1984

Bachelor of Journalism



